SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2025
Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

MINUTES OF THE ORDINARY MEETING OF THE BOARD OF DIRECTORS OF THE COMPANHIA SIDERÚRGICA NACIONAL, HELD ON DECEMBER 9, 2025, DRAWNED UP IN SUMMARY FORM.

NIRE: 35300396090

CNPJ: 33.042.730/0001-04

Date: December 9, 2025.

Time: 5:30 p.m.

Location: Av. Brig. Faria Lima, 3400, 20th floor, São Paulo – SP

Attendance: Antonio Bernardo Vieira Maia, Benjamin Steinbruch, Fabiam Franklin, Miguel Ethel Sobrinho and Yoshiaki Nakano – Board Members; Claudia Maria Sarti – Secretary.

Subject Matters: Executive Board - The Board of Directors unanimously approved, pursuant to Article 19, item IV of the Bylaws, the election of Mr. Tufi Daher Filho, Brazilian, married, Civil Engineer, holder of identity card No. 58.751.162-X SSP/SP, registered with the CPF/MF under No. 323.142.486-00, with business address in the City of São Paulo, State of São Paulo, at Avenida Brigadeiro Faria Lima 3400, 20th floor, Zip Code 04538-132, for the position of Executive Director of Infrastructure and Logistics, and Mr. Augusto César Ferreira Lara, Brazilian, married, Metallurgical Engineer, holder of identity card RG No. 8.511.475-SSP/MG, registered with the CPF/MF under No. 035.831.686-31, with business address in the City of São Paulo, State of São Paulo, at Avenida Brigadeiro Faria Lima 3400, 20th floor, CEP 04538-132, for the position of Executive Director of Steel Production, and decided to unify the term of office of the Executive Board for a period of two (2) years from this date, with the Company's Executive Board now having the following composition: Benjamin Steinbruch, Brazilian, married, Industrialist, holder of identity card RG No. 3.627.815-4-SSP/SP, registered with the CPF/MF under No. 618.266.778-87, for the position of Chief Executive Officer; Antonio Marco Campos Rabello, Brazilian, married, Business Administrator, holder of identity card RG No. 3938136 65-SSP/BA and registered with the CPF/MF under No. 560.381.355-53, for the position of Chief Financial Officer, also serving as Investor Relations Officer; Luis Fernando Barbosa Martinez, Brazilian, married, Metallurgical Engineer, holder of identity card RG No. 10.527.662–SSP/SP and registered with the CPF/MF under No. 055.978.608-52, for the position of Executive Commercial Director; David Moise Salama, Brazilian, married, Accountant, holder of identity card RG No. 15.315.057-9-SSP/SP and registered with the CPF/MF under No. 085.725.298-45, for the position of Executive Director of Insurance and Credit; Rogério Bautista da Nova Moreira, Brazilian, married, Lawyer, holder of identity card RG No. 59.064.834-2-SSP-SP and registered with the CPF/MF under No. 889.539.205-15, for the position of Executive Legal Director; Enéas Garcia Diniz, Brazilian, married, Engineer, holder of identity card RG No. 04.746.432-6-IFP/RJ, registered with the CPF/MF under No. 657.575.057-53, for the position of Executive Director without specific designation; Pedro Van Langendonck Teixeira de Freitas, Brazilian, married, Production Engineer, holder of identity card RG No. 23.682.965-8-SSP/SP and registered with the CPF/MF under No. 258.045.318-08, for the position of Executive Director without specific designation; Tufi Daher Filho, Brazilian, married,

Civil Engineer, holder of identity card RG No. 58.751.162-X-SSP/SP, registered with the CPF/MF under No. 323.142.486-00, for the position of Executive Director of Infrastructure and Logistics; and Augusto César Ferreira Lara, Brazilian, married, Metallurgical Engineer, holder of identity card RG No. 8.511.475-SSP/MG, registered with the CPF/MF under No. 035.831.686-31, for the position of Executive Director of Steel Production; all with business address in the City of São Paulo, State of São Paulo, at Avenida Brigadeiro Faria Lima 3400, 20th floor, ZIP Code 04538-132, and a term of office of two (2) years from the date hereof, it being hereby established that the term of office shall extend until the investiture of their replacements, pursuant to Article 150, paragraph 4, of the Brazilian Corporate Law No. 6,404/76.

The Executive Directors take office on this date, signing the respective Terms of Office and declaring that they are not subject to any of the impediments or crimes provided for in Article 147 of the Brazilian Corporate Law No. 6,404/76. It is hereby noted that the Terms of Office and Declarations of No Impediment were signed by the Executive Directors now elected and reelected and are filed at the Company's headquarters.

I attest that the deliberations transcribed here in this place are faithful to the original of the minutes filed at the Company's headquarters.

São Paulo, December 9, 2025.

Claudia Maria Sarti

General Secretary of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: December 17, 2025

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ Antonio Marco Campos Rabello
Antonio Marco Campos Rabello Chief Financial and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.